SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT

                      BNY/IVY MULTI-STRATEGY HEDGE FUND LLC
                                (Name of Issuer)

                      BNY/IVY MULTI-STRATEGY HEDGE FUND LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                               Steven Pisarkiewicz
                              The Bank of New York
                                 One Wall Street
                            New York, New York 10286
                                 (212) 237-0805

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 1, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:     $12,000,000 (a)  Amount of Filing Fee:  $1,412.40 (b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for Interests.

(b) Calculated at $117.70 per million of Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $1,412.40
     Form or Registration No.:  005-79824
     Filing Party:  BNY/Ivy Multi-Strategy Hedge Fund LLC
     Date Filed:  November 1, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER STATEMENT

         This final amendment (the "Final Amendment") relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on November 1, 2005, by BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Company"), in connection with an offer (the "Offer") by the Company to purchase up to $12,000,000 of interests in the Company ("Interests") at their net asset value on December 31, 2005 on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement filed on November 1, 2005.

         This Final Amendment to the Statement is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 12:00 midnight, Eastern Time, on November 30, 2005.

2. $12,203,273.26 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase and paid by the Company in accordance with the terms of the Offer.





                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      BNY/Ivy Multi-Strategy Hedge Fund LLC

                                               By:  /s/ Steven Pisarkiewicz
                                                    --------------------------
                                                    Name:  Steven Pisarkiewicz
                                                    Title: President

March 14, 2006